(212) 474-1270
July 2, 2013

GasLog Ltd.
Registration Statement on Form F-3
Filed May 24, 2013
File No. 333-188817

Dear Mr. McWilliams:

GasLog Ltd. (the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form F-3 filed on May 24, 2013 (the “Registration Statement”).  This letter and Amendment No. 1 set forth the Company’s responses to the comments contained in your letter of June 18, 2013 (the “Comment Letter”), relating to the Registration Statement.  Four clean copies of Amendment No. 1 and four copies of Amendment No. 1 that have been marked to show changes made to the Registration Statement (“Marked Registration Statement”) are enclosed for your convenience along with four copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

General

1.
Please note that our outstanding comments issued on June 14, 2013 regarding your Annual Report on Form 20-F for the fiscal year ended December 31, 2012 need to be resolved prior to requesting acceleration.

Response:

The Company notes the Staff’s comment.

2.
It appears you intend to rely on Rule 430B(b)(2) of Regulation C to omit from the registration statement certain information regarding the selling shareholders. Please confirm that you satisfy the conditions in Rule 430B(b)(2)(i)-(ii). Additionally, please identify in the Selling Shareholders section the initial offering transaction(s) in which the securities were sold.

Response:

The Company confirms that it satisfies the conditions in Rule 430B(b)(2)(i)-(ii) under the Securities Act of 1933.  In addition, in response to the Staff’s comment, the Company has revised the disclosure in the Selling Shareholders section, as shown on page 16 of the Marked Registration Statement.

Registration Statement Cover Page

Calculation of Registration Fee Table

3.
We note your statement in footnote (1) to the registration fee table that “[s]eparate consideration may or may not be received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units.” Please confirm that, to the extent additional consideration is received, the total amount of consideration will be included in the aggregate offering price of all securities sold.

Response:

The Company confirms that, to the extent additional consideration is received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units, the total amount of consideration will be included in the aggregate offering price of all securities sold.

Exhibit 5.1

4.
It is not appropriate for counsel to assume that the Resolutions and Constitutional Documents remain in full force and effect and have not been rescinded or amended. Please have counsel revise the assumptions in subsections (d) and (f) on page 2 of the opinion accordingly.

Response:

In response to the Staff’s comment, the Bermuda counsel’s opinion has been revised to delete subsection (d), as shown on page 2 of Exhibit 5.1 of the Marked Registration Statement.

With respect to the Staff’s comment on subsection (f), the Company respectfully submits that such assumption is reasonable and necessary in the context of the filing of a shelf registration statement when no securities are being issued concurrently. In accordance with the guidance set out in Staff Legal Bulletin No. 19, the Company undertakes to file with the SEC an appropriately unqualified opinion at the time of an offering under the shelf registration statement prior to the closing of that offering.

5.	Please have counsel opine that the Common Shares to be sold by the selling shareholders “are validly issued, fully paid and non-assessable.”

Response:

In response to the Staff’s comment, the Bermuda counsel’s opinion has been revised accordingly, as shown on page 4 of Exhibit 5.1 of the Marked Registration Statement.

Other

The Company hereby acknowledges to the SEC that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270.

Sincerely

/s/ William P. Rogers, Jr.
William P. Rogers, Jr.

Mr. J. Nolan McWilliams
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue Du Gabian
MC 98000, Monaco

VIA E-MAIL

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